EXHIBIT 99.1

China Lodging Group, Limited (HTHT) to Hold 2015 Annual General Meeting on December 16, 2015

SHANGHAI, China, Nov. 11, 2015 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced that it will hold its 2015 annual general meeting of shareholders at No. 2266, Hongqiao Road, Changning District, Shanghai, People's Republic of China on December 16, 2015 at 10 a.m., local time. Holders of record of ordinary shares of the Company at the close of business on November 5, 2015 are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company's American depositary shares ("ADSs") who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company's ADS program, Citibank, N.A.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the Company's website at http://ir.huazhu.com.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under seven brands, namely, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel, HanTing Hotel, Elan Hotel, and Hi Inn. For more information, please visit the Company's website: http://ir.huazhu.com.

CONTACT: Ida Yu
         Sr. Manager, Investor Relations
         Tel: +86 (21) 6195 9561
         Email: ir@huazhu.com
         http://ir.huazhu.com